

November 22, 2006

Andrew G. Lampereur, CFO
Actuant Corporation
6100 North Baker Road
Milwaukee, Wisconsin 53201

     Re: Actuant Corporation   File No. 1-10905

Dear Mr. Lampereur:

We have reviewed your faxed documents dated November 8, 2006 and November 21, 2006. We note that you intend to include seven reportable segments and an "all other" category related to your former Engineered Solutions reportable segment. We have a concern that the proposed aggregation does not comply with SFAS 131 and would not enable readers to understand the material differences in the operating results of segments that meet the quantitative thresholds and that are required to be presented to meet the 75% threshold requirement in paragraph 20 of SFAS 131.

We understand that Dresco and Gits do not meet the quantitative thresholds in paragraph 18 of SFAS 131. However, it does not appear appropriate to aggregate Dresco with Kopp and Gits with Truck, as Dresco and Gits have materially different sales trends, operating profit margins, and operating profit margin trends from Kopp and Truck, respectively. There is a concern that the proposed presentation will not enable a reader to accurately assess the operating results of Kopp and Truck. Also, it appears that you are including your RV and Automotive operating segments within Other Engineered Solutions, your "all other" category. It is unclear how you determined this presentation is in accordance with the guidance in paragraphs 18 and 20 of SFAS 131, as RV and Automotive represent 11% and 10%, respectively, of your net sales for fiscal year 2005. As previously requested, please revise your reportable segments and all other category to clearly evidence compliance with SFAS 131.

Please file your correspondence on EDGAR. You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738 or me at (202) 551-3255, if you have questions.

     Sincerely,

     Nili Shah
     Accounting Branch Chief